Exhibit 24(b)(10) – Consent of Ernst and Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated April 1, 2010, with respect to the statutory basis financial statements of ReliaStar Life Insurance Company as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, and to the use of our report dated April 13, 2010, with respect to the statements of assets and liabilities of Separate Account N of ReliaStar Life Insurance Company as of December 31, 2009, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, included in Post-Effective Amendment No. 20 to the Registration Statement (Form N-4 No. 333-100208) and the related Prospectus and Statement of Additional Information of Separate Account N of ReliaStar Life Insurance Company.

/s/ Ernst & Young LLP

Atlanta, Georgia April 16, 2010